[redacted]

SECURITIES A[illegible]
Wasl[illegible]

11017056

RECEIVED
2011 MAR -2 AM
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Yancy — (214) 765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill Yancey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sharon R. Ray

Notary Public

SHARON R. RAY
Notary Public, State of Texas
My Commission Expires
June 29, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Financial Services, Inc.

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), as of December 31, 2010, and the related statements of income, stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 25, 2011

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2010

Assets:	
Cash and cash equivalents	$ 47,471,495
Cash and securities — segregated under federal and other regulations	4,731,780,435
Receivable from customers and non-customers, net of allowance of $12,021,653	1,600,563,159
Receivable from correspondents	101,976,448
Receivable from broker-dealers and clearing organizations	93,897,495
Receivable from parent	19,936,684
Securities borrowed	851,371,506
Securities owned, at fair value	457,983
Deposits with clearing organizations (including securities at fair value of $14,997,600)	68,046,953
Property and equipment, less accumulated depreciation of $39,036,167	12,994,028
Other assets	30,338,388
TOTAL ASSETS	$ 7,558,834,574
Liabilities:	
Payable to customers and non-customers	$ 5,587,124,289
Payable to correspondents	230,650,709
Short-term bank loans	317,500,000
Payable to broker-dealers and clearing organizations	78,644,403
Securities loaned	1,025,908,776
Securities sold, not yet purchased, at fair value	549,173
Accounts payable, accrued and other liabilities	34,626,483
	7,275,003,833
Commitments and Contingencies	
Subordinated borrowings	70,000,000
Stockholder's Equity:	
Preferred stock, $1 par value, 1,000,000 shares authorized; 400,000 shares issued and outstanding,	400,000
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	121,101,623
Retained earnings	92,328,118
TOTAL STOCKHOLDER'S EQUITY	213,830,741
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,558,834,574

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Income
Year Ended December 31, 2010

Revenues:		
Net revenues from clearing operations	$	89,022,736
Interest		77,628,273
Other		37,085,860
Total revenues		203,736,869
Expenses:		
Employee compensation and benefits		42,893,575
Floor brokerage, exchange, and clearance fees		29,063,381
Interest expense from securities operations		19,352,603
Communications and data processing		43,124,034
Occupancy and equipment		13,511,194
Other expenses		11,164,678
Interest expense on subordinated borrowings		5,779,460
Total expenses		164,888,925
Income before taxes		38,847,944
Income tax expense		15,228,394
Net income	$	23,619,550

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2010

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 350,000	$ 1,000	$ 121,101,623	$ 93,708,568	$ 215,161,191
Net income	—	—	—	23,619,550	23,619,550
Issuance of preferred stock	100,000	—	—	—	100,000
Repurchase of preferred stock	(50,000)	—	—	—	(50,000)
Dividends to parent	—	—	—	(25,000,000)	(25,000,000)
Balance at December 31, 2010	$ 400,000	$ 1,000	$ 121,101,623	$ 92,328,118	$ 213,830,741

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$ —
Increases:	
Issuance of subordinated notes	70,000,000
Subordinated borrowings at December 31, 2010	$ 70,000,000

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 23,619,550
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	6,001,679
Changes in operating assets and liabilities:	
Cash and securities — segregated under federal and other regulations	(1,559,608,162)
Net receivable/payable with customers and non-customers	714,971,612
Net receivable/payable with correspondents	110,634,161
Receivable from parent	(649,958)
Securities borrowed	277,282,190
Securities owned, at fair value	1,329,974
Deposits with clearing organizations	125,848,035
Other assets	(13,070,321)
Net receivable/payable with broker dealers and clearing organizations	1,789,919
Securities loaned	87,372,959
Securities sold, not yet purchased, at fair value	304,215
Accounts payable, accrued and other liabilities	7,871,649
Net cash used in operating activities	(216,302,498)
Cash flows from investing activities:	
Purchase of property and equipment	(4,245,517)
Net cash used in investing activities	(4,245,517)
Cash flows from financing activities:	
Proceeds from issuance of subordinated notes	70,000,000
Issuance of preferred stock	100,000
Repurchase of preferred stock	(50,000)
Net borrowings under short-term bank loans	206,500,000
Dividends to parent	(25,000,000)
Net cash provided by financing activities	251,550,000
Increase in cash and cash equivalents	31,001,985
Cash and cash equivalents at beginning of year	16,469,510
Cash and cash equivalents at end of year	$ 47,471,495
Supplemental cash flow disclosures:	
Cash paid for interest	$ 4,619,958

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the "Company"), a North Carolina corporation, is a broker- dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All of the common stock of the Company is owned by SAI Holdings, Inc. (the "Parent") which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. ("PWI"). Certain broker-dealers own non-voting and non-participating preferred stock of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions are recorded at fair value on a trade-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of income. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions were settled after December 31, 2010 without any material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at fair value, and securities not readily marketable are valued at cost.

Securities Lending Activities – Securities borrowed and securities loaned transactions are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced or received, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral – The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Revenue Recognition – Revenues from clearing transactions are recognized as revenues in the financial statements on a trade date basis. Other revenue includes technology revenues generated either per transaction which are recognized on a trade date basis from processing transactions or monthly terminal charges for the delivery of data or processing capability which are recognized in the month in which the charges apply.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Tax – The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the Company were to file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from PWI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Property and Equipment – Property and equipment are stated at cost and consist primarily of purchased software of $39,468,124 and furniture and equipment of $12,562,071. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years. Depreciation expense for 2010 totaled $6,001,679. Property and equipment balances are reviewed annually for impairment.

Operating Leases – Rent expense is provided on operating leases evenly over the applicable lease periods taking into account rent holidays. Amortization of leasehold improvements is provided evenly over the lesser of the estimated useful lives or expected lease terms.

Cash Equivalents – The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Securities owned and securities sold, not yet purchased – The Company has classified its investments in securities owned and securities sold, not yet purchased as "trading" and has reported those investments at their fair values in the statement of financial condition. Unrealized gains or losses are included in earnings.

Allowance for Doubtful Accounts – The Company generally does not lend money to customers or correspondents except on a fully collateralized basis. When the value of that collateral declines, the Company has the right to demand additional collateral. In cases where the collateral loses its liquidity, the Company might also demand personal guarantees or guarantees from other parties. In valuing receivables that become less than fully collateralized/unsecured balances, the Company compares the market value of the collateral and any additional guarantees to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company evaluates an appropriate allowance for doubtful accounts. In the ordinary course of business the Company carries less than fully collateralized/unsecured balances for which no allowance has been recorded due to the Company's judgment that the amounts are collectable. The Company monitors every account that is less than fully collateralized with liquid securities every day. The Company reviews all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary. This specific, account-by-account review is supplemented by the risk management procedures that identify positions in illiquid securities and other market developments that could affect accounts that otherwise appear to be fully collateralized. Risk management officers monitor market developments on a daily basis. The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from known and inherent losses in outstanding receivables. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance for receivables from customers was $12,021,653 at December 31, 2010.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. See note 4 for a description of financial instruments carried at fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2011, the date these financial statements were issued.

Recent Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") 310, "Receivables," with Accounting Standards Update ("ASU") 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* to require additional disclosures related to financing receivables, including loans and trade accounts receivable with contractual maturities exceeding one year to assist the users of such financial statements in assessing an entity's credit risk exposure and evaluating the adequacy of its allowance for credit losses. The provisions of this update are effective as of December 31, 2011. The Company is currently evaluating the effects of adoption but does not expect it to be significant.

NOTE 3- SEGREGATED ASSETS

At December 31, 2010, cash and securities segregated under federal and other regulations totaled $4,731,780,435. Of this amount, $4,614,056,508 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of December 31, 2010 of $4,671,094,574. An additional deposit of $116,000,000 was made on January 4, 2011 as allowed by Rule 15c3-3. The remaining balance of $117,723,927 at year-end relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined, against a requirement as of December 31, 2010 of $92,033,770. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have

significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

U.S. government and agency securities

U.S. government securities are valued using quoted market prices in active markets. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy

U.S. agency securities consist of agency issued debt and are valued using quoted market prices in active markets. As such these securities are categorized in Level 1 of the fair value hierarchy.

Corporate equity

Corporate equity securities represent exchange-traded securities including listed options and are valued based on quoted prices in active markets. These securities are categorized in Level 1 of the fair value hierarchy.

Listed option contracts

Listed options are exchange traded and are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy.

The following table summarizes by level within the fair value hierarchy "Securities owned, at fair value", "Deposits with clearing organizations" and "Securities sold, not yet purchased, at fair value" as of December 31, 2010.

	Level 1	Total
Securities owned		
Corporate equity	$ 290,313	$ 290,313
Listed options	167,670	167,670
	$ 457,983	$ 457,983
Deposits with clearing organizations		
U.S. government and agency securities	$ 14,997,600	$ 14,997,600
Securities sold, not yet purchased		
Corporate equity	$ 262,446	$ 262,446
Listed options	286,727	286,727
	$ 549,173	$ 549,173

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following:

		Receivable		Payable
Securities failed-to-deliver/receive	$	63,333,583	$	60,078,720
Receivable from/payable to clearing organizations		30,563,912		18,565,683
	$	93,897,495	$	78,644,403

NOTE 6 - RECEIVABLE FROM CUSTOMERS AND NONCUSTOMERS

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

The Company generally nets receivables and payables related to its customers' securities transactions on a counterparty basis pursuant to master netting or customer agreements. It is the Company's policy to settle these transactions on a net basis with its counterparties.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at December 31, 2010, consist of trading and investment securities at fair values as follows:

		Owned		Sold Not Yet Purchased
Corporate equity	$	290,313	$	262,446
Listed options		167,670		286,727
	$	457,983	$	549,173

In addition, the Company had $381,799 of common stock at December 31, 2010, included in other assets that was deemed non-marketable and carried at cost.

NOTE 8 – SHORT-TERM BANK LOANS

As of December 31, 2010, the Company's short-term bank loans consist of three uncommitted lines of credit with three financial institutions. One of the lines of credit permits the Company to borrow in aggregate up to $75,000,000 while two lines do not have a specified borrowing limit. These lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates and are repayable on demand.

The Company had $317,500,000 in short-term bank loans outstanding at December 31, 2010 with weighted average interest rates of approximately 1.1%. Customer loans of $317,500,000 were collateralized by approximately $509,258,000 of customer securities. The fair value of the short-term bank loans approximates their carrying values.

The Company also has the ability to borrow under stock loan arrangements. At December 31, 2010, the Company had $630,391,036 in borrowings and no specific limitations on additional borrowing capacities. These arrangements bear interest at variable rates based on various factors including market conditions and the types of securities loaned,

are secured primarily by our customers' margin account securities, and are repayable on demand. The fair value of these borrowings approximates their carrying values. The remaining balance in securities loaned relates to the Company's conduit stock loan business.

NOTE 9 – SUBORDINATED BORROWING

On May 6, 2010, the Company entered into a $70,000,000 subordinated note agreement ("Subordinated Note") with PWI. The Subordinated Note bears interest at a rate of 12.5% and has a term of five years. The Subordinated Note is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that the Subordinated Note is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The fair value of Subordinated Note approximates its carrying value.

NOTE 10 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by PWI. Income taxes are calculated as if the Company were to file a separate federal income tax return. The current and deferred portions of the income tax expense included in the statement of income for the year ended December 31, 2010 are as follows:

Current tax expense:		
Federal	$	14,935,001
State		2,922,393
		17,857,394
Deferred tax expense:		
Federal		(2,199,000)
State		(430,000)
		(2,629,000)
Total income tax expense	$	15,228,394

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes at December 31, 2010 consisted of the following:

Current deferred taxes:		
Bad debt allowance	$	5,675,000
Prepaid assets		(815,000)
Accrued expenses		1,643,000
Total		6,503,000
Non-current deferred taxes:		
Property and equipment		(2,275,000)
Other		(15,000)
Total		(2,290,000)
Total	$	4,213,000

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in receivable from parent as of December 31, 2010. No valuation allowance at December 31, 2010 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

The Company regularly performs an analysis of the impact of uncertain tax positions. This analysis was performed on a consolidated basis as the Company is included in the consolidated federal income tax return filed by PWI.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at the fair value of the related securities and may incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

NOTE 12 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2010, the Company had a receivable of $19,936,684 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. The Company paid $3,896,400 to SAI for leased equipment during the year.

The Company collects fees from certain of its correspondents relating to their use of software products sold by technology companies owned by SAI. These fees are credited to SAI.

PWI chairman, Mr. Engemoen, is a significant stockholder (directly or indirectly) in, and serves as the Chairman of the Board for, SAMCO Holdings, Inc. ("SAMCO"), which owns all of the outstanding stock or equity interests, as applicable, of each of SAMCO Financial Services, Inc. ("SAMCO Financial"), SAMCO Capital Markets, Inc. ("SAMCO Capital Markets"), and SAMCO-BD, LLC ("SAMCO-BD"). SAMCO and its affiliated entities are referred to as the "SAMCO Entities." Penson currently provides technology support and other similar services to SAMCO and provides clearing services, including margin lending, to the customers of SAMCO Capital Markets. Penson had provided clearing and margin lending services to customers of SAMCO Financial prior to SAMCO Financial's termination of its broker-dealer status on December 31, 2006.

On July 18, 2006, three claimants filed separate arbitration claims with the NASD (which is now known as FINRA) against the Company related to the sale of certain collateralized mortgage obligations to customers of SAMCO

Financial. In the ensuing months, additional arbitration claims were filed against the Company and certain of PWI's directors and officers based upon substantially similar underlying facts. These claims generally allege, among other things, that SAMCO Financial, in its capacity as broker, and the Company, in its capacity as the clearing broker, failed to adequately supervise certain registered representatives of SAMCO Financial, and otherwise acted improperly in connection with the sale of these securities during the time period from approximately June, 2004 to May, 2006. Claimants have generally requested compensation for losses incurred through the depreciation in market value or liquidation of the collateralized mortgage obligations, interest on any losses suffered, punitive damages, court costs and attorneys' fees. In addition to the arbitration claims, on March 21, 2008, Ward Insurance Company, Inc., et al, filed a claim against the Company and Roger J. Engemoen, Jr., PWI's Chairman of the Board, in the Superior Court of California, County of San Diego, Central District, based upon substantially similar facts. PWI has now settled, or agreed in principle to settle, all claims with respect to this matter of which PWI is aware. No further claims based on this matter are expected at this time.

Mr. Engemoen, PWI's Chairman of the Board, is the Chairman of the Board, and beneficially owns approximately 52% of the outstanding stock, of SAMCO Holdings, Inc., the holding company of SAMCO Financial and SAMCO Capital Markets, Inc. (SAMCO Holdings, Inc. and its affiliated companies are referred to as the "SAMCO Entities"). Certain of the SAMCO Entities received certain assets from the Company when those assets were split-off immediately prior to PWI's initial public offering in 2006 (the "Split-Off"). In connection with the Split-Off and through contractual and other arrangements, certain of the SAMCO Entities have agreed to indemnify PWI and its affiliates against liabilities that were incurred by any of the SAMCO Entities in connection with the operation of their businesses, either prior to or following the Split-Off. During the third quarter of 2008, PWI's management determined that, based on the financial condition of the SAMCO Entities, sufficient risk existed with respect to the indemnification protections to warrant a modification of these arrangements with the SAMCO Entities, as described below.

On November 5, 2008, PWI entered into a settlement agreement with certain of the SAMCO Entities pursuant to which the Company received a limited personal guaranty from Mr. Engemoen of certain of the indemnification obligations of various SAMCO Entities with respect to claims related to the underlying facts described above, and, in exchange, the Company agreed to limit the aggregate indemnification obligations of the SAMCO Entities with respect to certain matters described above to $2,965,243. Unpaid indemnification obligations of $800,000 were satisfied prior to February 15, 2009. Of the $800,000 obligation, $86,000 was satisfied through an offset against an obligation owed to the SAMCO Entities by the Company, with the balance paid in cash by December 31, 2009. Effective as of December 31, 2009, the Company and the SAMCO entities entered into an amendment to the settlement agreement, whereby SAMCO Holdings, Inc. agreed to pay an additional $133,333 on the last business day of each of the first six calendar months of 2010 (a total of $800,000). SAMCO Holdings, Inc. fully satisfied its obligation under the amendment. The SAMCO Entities remain responsible for the payment of their own defense costs and any claims from any third parties not expressly released under the settlement agreement, irrespective of amounts paid to indemnify the Company. The settlement agreement only relates to the matters described above and does not alter the indemnification obligations of the SAMCO Entities with respect to unrelated matters.

To account for liabilities related to the aforementioned claims that may be borne by PWI or the Company, a pre-tax charge of $2,350,000 was recorded in 2008 and $1.0 million in the second quarter of 2010. The Company does not anticipate further liabilities with respect to this matter.

In the general course of business, the Company and certain of its officers have been named as defendants in other various pending lawsuits and arbitration and regulatory proceedings. These other claims allege violation of federal and state securities laws, among other matters. The Company believes that resolution of these claims will not result in any material adverse effect on its business, financial condition, or results of operation.

Technology support and similar services are provided to SAMCO pursuant to the terms of a Transition Services Agreement entered into between the Company and SAMCO on May 16, 2006. That agreement was entered into at arm's length and the Company believes it to be on market terms. Clearing services are provided to SAMCO Capital Markets pursuant to the terms of a clearing agreement entered into between the Company and SAMCO Capital

Markets on May 19, 2005, as amended, effective December 31, 2009. That agreement, as amended, was also entered into at arm's length and is similar to clearing agreements the Company enters into from time to time with other similarly situated correspondents. The Company believes the terms to be no more favorable to SAMCO Capital Markets than what the Company would offer similarly situated correspondents. In 2010, the Company generated $105,000 in revenue from technology support and similar services to SAMCO and $241,367 in revenue from the Company's clearing relationship with SAMCO Capital Markets.

The Company sublets space to SAMCO Capital Markets at the Company's principal offices at 1700 Pacific Avenue in Dallas, Texas and at One Penn Plaza, in New York, NY. For each sublease, SAMCO Capital Markets is required to pay the percentage of the rental expense the Company incurs equal to the percentage of space SAMCO Capital Markets occupies. The Company believes each sublease to be on market terms. In 2010, for occupying the 20th floor of the Company's Dallas office, SAMCO Capital Markets made payments totaling $121,574 in rental expense to the landlord of that property. For occupying a portion of Suite 5120 in the Company's New York office, SAMCO Capital Markets made payments totaling $168,760 to the landlord of that property.

Mr. Thomas R. Johnson, a member of PWI's Board of Directors, is also a member of the board of directors and the President, CEO and a stockholder of Call Now, Inc. ("Call Now"), a publicly traded company. Over the past several years, the Company has extended margin credit to Call Now, among other of the Company's related parties. Such credit has been extended in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and had not involved more than normal risk of collectability or presented other unfavorable features.

The Company's management determined that certain municipal bonds underlying Call Now's margin position had suffered reduced liquidity, and restructured the margin loan with Call Now. As part of this restructuring, Call Now pledged additional assets to PWI and the Company, and on February 25, 2010, entered into a Promissory Note in favor of PWI, in principal amount of $13,922,000 which was credited against its margin balance with the Company.

NOTE 13 – EMPLOYEE BENEFIT PLAN

The Company participates in a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2010, the Company contributed $1,252,826 to the Plan.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment, office space and certain other furniture and equipment under operating leases. For the year ended December 31, 2010, total rent expense was $6,950,516. Minimum noncancelable lease payments required under operating leases for the years subsequent to December 31, 2010, are as follows:

		Amount
2011	$	2,090,870
2012		1,571,853
2013		1,304,050
2014		1,300,347
2015		1,300,347
Thereafter		650,174
Total	$	8,217,641

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition. See note 12 for discussion of certain legal matters.

NOTE 15 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange member guarantees

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 16 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3). At December 31, 2010, the Company had net capital of $139,495,210 and was $96,493,676 in excess of its required net capital of $43,001,534.

SUPPLEMENTAL INFORMATION

Penson Financial Services, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net Capital:	
Total stockholder's equity	$ 213,830,741
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	70,000,000
Total capital and allowable subordinated liabilities	$ 283,830,741
Deductions and/or charges:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	5,894,136
Receivables from brokers or dealers	215,387
Receivables from non-customers	1,295,372
Property and equipment, net	12,994,028
Receivable from parent	19,936,684
Other assets	12,321,215
Additional charges for customers and non-customers security accounts	224,945
Aged fails-to-deliver	4,052,083
Aged short security differences	713
Other deductions and/or charges	81,128,145
Total deductions and/or charges	138,062,708
Net capital before haircuts on securities positions (tentative net capital)	145,768,033
Haircuts on securities:	
Stocks and warrants	164,302
Options	5,745,358
U.S. and Canadian government obligations	2,642
Other Securities	360,521
Total haircuts on securities	6,272,823
Net capital	$ 139,495,210
Computation of Alternative Net Capital Requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 1,500,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 43,001,534
Net capital requirement (greater of above two minimum requirement amounts)	$ 43,001,534
Excess net capital	$ 96,493,676
Net capital in excess of 5% of combined aggregate debit items	$ 31,991,375

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010

Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$ 5,558,163,426
Monies borrowed collateralized by securities carried for the accounts of customers	317,500,000
Monies payable against customers' securities loaned	480,750,742
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	40,792,999
Credit balances in firm accounts that are attributable to principal sales to customers	3,895,565
Market value of short securities and credits in all suspense accounts over 30 calendar days	1,738,494
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	296,419
Other	353,531,328
Total credit items	$ 6,756,668,973

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010

Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$ 1,491,194,278
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	272,612,598
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	32,738,496
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts	353,531,328
Gross debits	2,150,076,700
Less 3 percent charge	(64,502,301)
Total debit items	$ 2,085,574,399
Reserve computation	
Excess of total credits over total debits	$ 4,671,094,574
Reserve Requirement:	
Amount held in special reserve account at December 31, 2010	$ 4,614,056,508
Required deposit	$ 57,038,066
Additional amount deposited in special reserve account on January 4, 2011	$ 116,000,000

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation for determination of reserve requirement as reported was not prepared as there are no material differences between the Company's computation for determination of reserve requirement included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010

1) Customers fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$	0
A) Number of items		None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3):	$	0
B) Number of items		None

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 28, 2011

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to Penson Financial Services, Inc.'s SIPC Assessment Reconciliation

Board of Directors of Penson Financial Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Penson Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Penson Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Penson Financial Services, Inc.'s management is responsible for the Penson Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 28, 2011
Dallas, Texas